SECOND AMENDMENT TO THE
AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT

    THIS SECOND AMENDMENT dated as of the 22nd day of February, 2024, to the Amended and Restated Operating Expenses Limitation Agreement, dated as of March 22, 2022, as amended (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Tortoise Capital Advisors, L.L.C., a Delaware limited liability company (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to extend the terms of the expense caps for existing series of the Trust.

NOW, THEREFORE, the parties agree to amend and restate Appendix A as attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect

    IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ Brian R. Wiedmeyer
Brian R. Wiedmeyer
President and Principal Executive Officer

TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ P. Bradley Adams
P. Bradley Adams
Managing Director

Appendix A

Series of Managed Portfolio Series	Operating Expense Limit as a Percentage of Average Daily Net Assets of each Share Class	Current Contractual End Date

Ecofin Global Renewables Infrastructure Fund	1.00%	March 31, 2025
Tortoise Energy Infrastructure Total Return Fund	1.10%	March 31, 2025
Tortoise Energy Infrastructure and Income Fund	1.25%	March 31, 2025